UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-254101, and 333-261550) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 29, 2022, the Company issued US$575,000,000 principal amount of its 2.25% Convertible Senior Notes due 2028 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of March 29, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). Pursuant to the purchase agreement between the Company and the initial purchasers of the Notes, the Company granted the initial purchasers an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional US$75,000,000 principal amount of Notes. The Notes issued on March 29, 2022 include US$75,000,000 principal amount of Notes issued pursuant to the full exercise by the initial purchasers of such option.

The Company estimates that the net proceeds from the offering of Notes will be approximately US$557.9 million, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. The Company used approximately US$116.7 million of the net proceeds from the offering of Notes to repurchase 1,000,000 American depositary shares (the “ADSs”) representing the Company’s ordinary shares in privately negotiated transactions effected through one of the initial purchasers or its affiliate, as the Company’s agent.

The Notes will be the Company’s senior, unsecured obligations and will be (i) equal in right of payment with the Company’s future senior, unsecured indebtedness; (ii) senior in right of payment to the Company’s future indebtedness that is expressly subordinated to the Notes in right of payment; (iii) effectively subordinated to the Company’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.

The Notes will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. The Notes will mature on April 1, 2028, unless earlier converted or redeemed by the Company. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their Notes at their option into the Company’s ordinary shares represented by ADSs (each ADS representing one of the Company’s ordinary shares as of the date of this Report), together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per US$1,000 principal amount of Notes, which represents an initial conversion price of approximately US$166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The Notes will be optionally redeemable, in whole or in part (subject to certain limitations described below), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. However, the Company may not optionally redeem less than all of the outstanding Notes unless at least US$100.0 million aggregate principal amount of Notes are outstanding and not called for optional redemption as of the time the Company sends the related optional redemption notice. The Notes will also be optionally redeemable, in whole and not in part, at the Company’s option at any time in connection with certain changes in tax law. The optional redemption price will be a cash amount equal to the principal amount of the Notes to be optionally redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date. In addition, calling any Note for optional redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for optional redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to limited exceptions for certain cash mergers and in certain other circumstances, noteholders may require the Company to redeem their Notes at a cash fundamental change redemption price equal to the principal amount of the Notes to be redeemed pursuant to such redemption, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change redemption date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the ADSs.

The Notes will have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least US$100,000,000; and (vi) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 180 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Notes.

The above description of the Indenture and the Notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the Notes are attached hereto as Exhibits 4.1 and 4.2, respectively, and the above summary is qualified by reference to the terms of the Indenture and the Notes set forth in such exhibits.

In connection with the issuance of the Notes, the Company amended its Articles of Association. A copy of the amended Articles of Association is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

Additionally, on March 23, 2022 the Company issued a press release announcing the offering of the Notes and, on March 24, 2022, the Company issued a press release announcing the pricing of the offering of Notes. Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

4.1	Indenture, dated as of March 29, 2022, between Ascendis Pharma A/S and U.S. Bank Trust Company, National Association, as trustee.

4.2	Form of certificate representing the 2.25% Convertible Senior Notes due 2028 (included as Exhibit A to Exhibit 4.1).

99.1	Press release of Ascendis Pharma A/S, dated March 23, 2022.

99.2	Press release of Ascendis Pharma A/S, dated March 24, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 29, 2022	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer